Exhibit 99.14

Sovereign bows to critics of bonus plan

By David Weidner, MarketWatch
August 5, 2005

NEW YORK (MarketWatch)—Sovereign Bancorp, under fire from critics over a controversial bonus plan for outside directors, said Friday it will end the program effective Oct. 1.

The Wyomissing, Pa.-based thrift in a filing with the Securities and Exchange Commission, said it will instead pay directors $50,000 and award them $50,000 in company stock annually.

Sovereign also will pay the “lead” director and the chairman of the audit committee an additional $25,000. Other committee chairs will receive $15,000. Directors also will be required to own $200,000 worth of company stock.

Board members for Sovereign’s Sovereign Bank subsidiary will receive $21,000 in cash and $21,000 in stock, according to the filing.

A group of shareholders led by Relational Investors LLC complained in May that in 2004, Sovereign outside directors earned an average paycheck of $313,000. Relational, headed by money manager Ralph Whitworth, threatened a proxy fight over the issue.

Sovereign had based its compensation on whether executive bonus targets had been met. Whitworth argued that the plan created a conflict of interest for the seven-member board.

Sovereign responded by hiring an outside compensation consultant to review the thrift’s pay packages.

Shares of Sovereign fell 5 cents to $23.97 in midday trading.

David Weidner covers Wall Street for MarketWatch.